FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2006

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by DryShips, Inc. on June 19, 2006

DRYSHIPS INC. ANNOUNCES

QUARTERLY CASH DIVIDEND OF $0.20 PER COMMON SHARE

AND

FIXED PERIOD CHARTER FOR THREE VESSELS

Quarterly Dividend Announcement

ATHENS, GREECE – June 19, 2006 – DryShips Inc. (NASDAQ: DRYS) announced today that its Board of Directors has declared a quarterly cash dividend of $0.20 per common share, payable July 31, 2005 to stockholders of record as of June 30, 2006.

Fixed Period Charters for 3 Vessels

The Company has employed one Capesize and two Panamax drybulk vessels on fixed period time-charters. Details as follows:

Alameda: 2001 built, 171,061 deadweight. Time-chartered until mid-March 2007 at $28,000 per day.

Xanadu: 1999 built, 72,270 deadweight. Time-chartered until end May 2007 at $18,500 per day.

Coronado: 2000 built, 75,706 deadweight. Time-chartered until end May 2007 at $18,500 per day.

About DryShips Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this Release, DryShips owns a fleet of 29 drybulk carriers consisting of 4 Capesize, 22 Panamax and 3 Handymax vessels, with a combined deadweight tonnage of approximately 2.4 million.  DryShips maintains its executive offices in Greece.

DryShips Inc.’s common stock is listed on NASDAQ National Market where it trades under the symbol “DRYS”.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Visit our website at www.dryships.com

Company Contact:
Christopher J. Thomas
Chief Financial Officer
DryShips Inc.
011-30-210-809-0570
E-mail: finance@dryships.com

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips, Inc.

(Registrant)

Dated:  June 19, 2006                   By:        /s Christopher J. Thomas

                                             ----------------------------------

Christopher J. Thomas
Chief Financial Officer